Exhibit 3.1

AMENDMENT NO. 2 TO

AMENDED AND RESTATED BYLAWS

OF

HOTH THERAPEUTICS, INC.

a Nevada Corporation

Pursuant to resolutions of the Board of Directors (the “Board”) of Hoth Therapeutics, Inc. a Nevada corporation (the “Corporation”) adopted via unanimous written consent of the Board on June 14, 2024 and in accordance with the authority provided to the directors pursuant to Article X, Section 10.1 of the Corporation’s Amended and Restated Bylaws (the “Bylaws”):

1.	Article II, Section 2.7(b) of the Bylaws is amended and restated in its entirety as follows as of June 14, 2024 (the “Effective Time”):

Section 2.7. Voting.

(b) Unless otherwise provided in the Articles of Incorporation, and subject to Section 2.11(a), each stockholder represented at a meeting of the stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereon held by such stockholder. Such votes may be cast in person or by proxy as provided in Section 2.8. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of the stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1. That I am the duly elected and acting secretary of Hoth Therapeutics, Inc., a Nevada corporation; and

2. That the foregoing Amendment No. 2 to the Amended and Restated Bylaws, was duly adopted by the Board of Directors of said corporation via unanimous written consent on June 14, 2024.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said corporation as of June 14, 2024.

/s/ Hayley Springer
Hayley Springer, Secretary